

Mail Stop 4561

July 6, 2007

Mark Cohen, President
AI Document Services, Inc.
25 Robert Pitt Drive
Monsey, NY 10952

> **Re: AI Document Services, Inc.**
> **Registration Statement on Form SB-2**
> **Filed June 8, 2007**
> **File No. 333-143602**

Dear Mr. Cohen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you were formed in March of 2007 from a line of business of Actuarial Ideas, Inc. and that you issued all of your shares in March of 2007. You disclose on page 12 that the issuance was of a de minimis nature not intended to raise proceeds for your business operations. You further disclose that the sale of shares at $0.001 per share was a means of involving your management's relatives and business associates. You are now registering the shares recently issued in March 2007 for resale. Based on the disclosure in this document, it appears that the shares sold in March 2007 may have been purchased with a view toward distribution and that this offering may be a primary offering by or on behalf of the issuer. Please provide us with a detailed analysis explaining why you are able to register the shares pursuant to Rule 415(a)(i) of Regulation C.

Prospectus Summary, page 2

2.   We note the disclosure here that a market maker has agreed to file a Rule 211 application for you to seek quotation. Please clarify if the market maker has also agreed to be a market maker for your shares.

3.   You disclose that being a reporting company provides you with the "benefits in visibility and the way that we are perceived by business referral sources and prospective customers." Please revise to explain the noted disclosure since you only write and amend plans for clients referred by Actuarial Ideas. Disclose whether you will be marketing your services to other actuarial companies.

4.   We note the reference here and later in the document to exhibits filed with the registration statement. Please revise the prospectus to disclose the material terms of all agreements that are referenced as exhibits to the registration statement. Although we do not object to the cross-reference, the cross-reference alone is not sufficient disclosure of your material agreements.

Summary Financial Data, page 3

5.   We note the reference to a management fee at the bottom of page 3. Please revise to disclose the purpose of the management fee and the services that will be provided by Actuarial Ideas in exchange for this fee. Provide similar clarification in the Business section of the prospectus.

Risk Factors, page 4

All our revenue was derived from performing work for clients referred to us by Actuarial . . . ., page 5

6.   You disclose that all your revenue "was derived" from Actuarial. Please revise to clarify if that will continue to be the case.

We intend to become subject to the periodic reporting requirements of the Securities Exchange Act of 1934 . . . ., page 6

7.   It appears from the disclosure in this and the preceding risk factor that you do not have personnel with sufficient experience in financial reporting. You further disclose in this risk factor that becoming a reporting company will be very costly for you. In the appropriate section, please revise to fully explain why you determined that becoming public is in your best interest despite the lack of experience and the additional cost you will incur.

8.   The last sentence in your subheading states that the additional cost will "reduce or eliminate" your ability to earn a profit. In the appropriate section, please elaborate on your ability to earn a profit.

Selling Shareholders, page 12

9.   We note that a number of the selling shareholders, including your counsel, named in this section appear in several other registration statements. An example are the registration statements filed by Outsiders Entertainment, Solutions Mechanical, Greenleaf Forest Products, Pinewood Imports, Somebox Inc., TJS Wood Flooring, International Food and Wine Consultants, EP Floors, and Snow and Sail Sports. All the registration statements of the noted companies are or were registering approximately 1.3 to 1.76 million shares for resale. The control person of those companies also sold a little over 50% of the shares being offered. All the companies also undertook private placements of shares to 39 individuals at $0.001 per share, except one company which sold to only 37 individuals. Such companies disclosed that they issued such shares to get relatives and business associates involved. Please revise to clarify if you are related to those companies in any manner.

       Of the companies listed, EP Floors, Somebox, and Pinewood Imports entered into agreements with Harborview Masterfund and Diverse Trading. EP Floors and Somebox Inc now disclose that they are in the business of seeking an operating company for a business combination, while Pinewood and Snow and Sail Sports have entered into reverse mergers with companies with unrelated businesses from the disclosed business in their original registration statement. Based on the experience of these companies and the similarities of their initial registration statements to yours, please revise to highlight the similarities and discuss the possibility of you taking a similar path to a reverse merger.

10.   Please tell us why you concluded that minor children should be shown as beneficial owners of the securities purchased in their names. It is not clear that these children could legally exercise voting or investment power over the securities. Refer to Rule 13d-3 under the Exchange Act. In addition, it appears that the beneficial ownership of shares held in the name of minor children should be attributed to their parents, since the parents would likely hold voting and investment power over those shares. Please revise the table accordingly or advise.

Management's Discussion and Analysis or Plan of Operations, page 17

11.   Considering you became a separate entity this year and currently have no assets, please provide your plan of operations for the next 12 months. Please refer to Item 303(a) of Regulation S-B. In the revised disclosure, please discuss how your business will be conducted going forward.

12.	Please revise to provide an explanation for the change in revenue and cost of sales from 2005 to 2006. Please disclose what caused the increase in revenues. For example, please explain if the increase was related to additional customers, additional work with existing customers, or an increase in prices for your services.

13.	Please revise to explain what cost of sales consist of since your work is referred directly from Actuarial.

14.	We note the disclosure on page 17 regarding the released Revenue Procedure 2005-66. Please revise to specifically explain how this affects your business.

Liquidity, page 18

15.	We note that you will accrue offering expenses until you are able to pay the full amount due either from revenues or loans from your president. Please revise to clarify whether the parties that will provide services in connection with this offering have already agreed to defer such payment and identify the parties that have agreed to defer such payments. For example, we note the agreement between you and your counsel, filed as Exhibit 10.2. Also disclose the material terms of any additional fees or interest that will be due as a result of the deferral.

16.	Please disclose the material terms of the agreement between AI, your president, and your counsel regarding the president's commitment to loan funds for the purpose of paying offering expenses. Disclose the maximum principal amount, if any is stated, the maturity date of such loan, and any other material terms.

17.	We note on page 19 that you do not believe that you will need funding to undertake your operations at your current level. Please revise to discuss your capital requirements in detail by discussing past experiences and your business going forward. Similarly, please disclose how you will fund known obligations, such as your president's annual salary of $30,000 and the $1,500 per month management fee that you are obligated to pay Actuarial Ideas.

18.	We note the disclosure that you estimate the cost of being public to range up to $50,000 per year. Please revise to clarify how you specifically plan on satisfying such cost if you are unable to settle these obligations with payment in shares of your common stock.

19.	We note that you could reduce the compensation levels paid to your president if there is insufficient cash. Please revise to clarify if the compensation will be deferred and owed to the president.

20.	We note that you hope to be able to issue shares to obtain services and products for your company and "believe that issuing shares . . . instead of paying cash to them may enable us to obtain and perform more and larger engagements." Please revise to discuss the basis for the noted belief. Also revise to explain your reference to the "more and larger engagements."

Business, page 20

21.   Please revise the first paragraph to clarify the reference to the "allocations" that will cease as of June 1, 2007.

22.   You generally disclose that you "write and amend" all of Actuarial Ideas's pension plans. Please revise to discuss in detail your business. Discuss what goes into "writing" a pension plan. We note that the structure is developed and agreed to prior to your "writing" of the plan. Discuss the cost and effort involved in your work.

23.   You disclose that you are currently responsible for working with 225 plans. Please revise to clarify if there is a continuing relationship with the plans once you write them.

24.   Please revise to explain the relevance of the disclosure that your clients are mostly interested "in maximizing their retirement benefits and income tax benefits and are less concerned about the financial reporting issues."

25.   We note the discussion of your fees on page 22. Please revise to clarify whether you charge fees to the end-user clients directly or if you charge fees to Actuarial Ideas, which in turn collects fees from its clients.

26.   We note that you have two employees, one of which is your president who does not devote his full time to your business. Please revise to discuss how you carry out your operations with the current level of staffing.

Directors, Executive Officers, Promoters and Control Persons, page 23

27.   Please revise to clarify how many hours your officers will devote to you.

Summary Compensation Table, page 26

28.   Please revise the table to disclose the amounts of salary paid by Actuarial Ideas for services rendered by the named executive officers to AI in 2006. Refer to Item 402(a)(1), which requires disclosure of compensation awarded to, earned by, or paid to the named executive officers *by any person* for all services rendered to the small business issuer.

29.   Please provide disclosure regarding the agreement between AI and Actuarial Ideas, which is filed as Exhibit 10.3, under which you have agreed to pay annual salary to Mark Cohen and Richard Cohen. Refer to Item 402(c)(1) of Regulation S-B.

<u>Certain Relationships and Related Transactions, page 27</u>

30. Please revise to discuss all shares issued to Mark Cohen in this section.

31. We note the disclosure that Mark Cohen is your only promoter. Please review the definition of promoter in Rule 405 of Regulation C and advise why your other officers and directors are not considered promoters.

<u>Balance Sheet December 31, 2006, page F-3</u>

32. We note that there are no accounts receivable balances included in the balance sheet as of December 31, 2006. Please explain.

<u>Note 1 – Organization, page F-7</u>

33. You disclose that the financial statements have been prepared as if the current capital structure had been in place for all periods presented. However, since you will succeed to a business in a transaction that is not a re-organization, the financial statements of your predecessor (the separately identifiable line of business of Actuarial Ideas, Inc.) and your own company which was incorporated on March 19, 2007 should be presented separately. Please revise accordingly.

34. You disclose that you intend to pay Mark Cohen an annual salary of $30,000 for which he will devote 15% of his time to your company as President. Per review of the agreement with Actuarial Ideas, Inc. in Exhibit 10.3, you also intend to pay Richard Cohen an annual salary of $6,000 per year for which he will devote 10% of his time to your company as Treasurer. Please revise your disclosure throughout your filing to include this additional information regarding Richard Cohen.

35. You disclose that your company previously functioned as a line of business of Actuarial Ideas, Inc. and that Actuarial Ideas, Inc. allocated costs to it based on the relationship of its revenues to total Actuarial Ideas, Inc. revenues. You also disclose that these costs consist primarily of salaries, rent, communications, and travel expenses. In this regard, it appears that you have presented a statement of revenues and direct expenses and have omitted any allocation of corporate overhead, interest, or tax expense. Please revise your filing to include a footnote noting your reasons for excluding these expenses. Additionally, if the type and historical amounts of these omitted expenses are known or reasonably available on an unaudited basis, they should also be disclosed in an unaudited footnote. Furthermore, please expand your disclosure to include management's assertion that the allocation method that you used for the costs is reasonable. For reference, please see SAB Topic 1B1.

Note 3 – Stockholders' Equity, page F-10

36.   You disclose that your company was incorporated on March 19, 2007 at which
        time you issued 9,230,000 common shares to Mark Cohen, your president and
        founder. Please tell us what consideration Mark Cohen gave for these shares. We
        note further that you also issued 770,000 shares of your company to 39
        shareholders at $0.001 per share for an aggregate amount of $770 in cash. If the
        shares were issued to Mark Cohen for no consideration, it appears that the shares
        were issued to Mark Cohen at a discount. Please tell us what consideration you
        gave to recording the discount as compensation expense.

Statements of Cash Flows For the Three Months Ended March 31, 2007 and 2006, page
F-13

37.   We note that you have presented the sale of common stock as a cash flow from
        investing activities. Please revise to present as a cash flow from financing
        activities in accordance with paragraph 19 of SFAS 95.

Part II

Recent Sales of Unregistered Securities, page II-2

38.   Please revise to disclose the type and amount of consideration paid by Mark
        Cohen for the shares he received on March 19, 2007.

39.   We note the disclosure that each shareholder who was not accredited made
        various representations. Please revise to quantify the number of accredited and
        unaccredited purchasers in your private placement. Please revise to elaborate on
        the "grounds" that you had to reasonably believe that your investors were
        sophisticated. Also, please revise to explain how the investors had equal or
        "superior bargaining position" in their dealings with you.

* * * *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the financial statements may be directed to Jessica Barberich at (202) 551-3782, or Dan Gordon, Accounting Branch Chief, at (202) 551-3486. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3780.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Gary Wolff. (*via facsimile*)
         Fax No. (212) 644-6498